HUMBL, INC.

600 B Street

Suite 300

San Diego, California 92101

December 27, 2021

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Shapiro
Adam Phippen
Ryan Lichtenfels
Mara Ransom

Re:	HUMBL, Inc.
Registration Statement on Form S-1 Filed November 29, 2021
File No. 333-261403

Ladies and Gentlemen:

On behalf of the registrant, HUMBL, Inc., we are providing this letter of response to comments received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance by letter dated December 22, 2021 with respect to the Company’s Registration Statement on Form S-1 filed on November 29, 2021. The Company is currently filing an amendment to its Registration Statement on Form S-1 (Amendment #1), which includes changes that reflect the responses to the Staff’s comments.

Set forth below are the Company’s responses to the comments. The numbering of the paragraphs below corresponds to the numbering of the comments, which for your convenience we have incorporated into this response letter in italics. Page references in the Company’s responses correspond to the page numbers of the amendment filed concurrently with this letter.

Registration Statement on Form S-1 Filed November 29, 2021

Dilution, page 25

1.	We reviewed your response and revisions made in response to comment 5. We note that this registration statement relates to shares of your common stock that may be offered and sold from time to time by the selling stockholders. Please revise to remove this section or tell us why disclosure pursuant to Item 506 of Regulation S-K is required.

Response: We have removed this section in Amendment #1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 33

2.	We note your revised disclosure of proceeds received through September 30, 2021 in response to comment 6. Please tell us and discuss the company’s ability to generate adequate amounts of cash to meet its financial obligations and business plan for at least the next twelve months and the long-term. In addition, please tell us and explain the company’s available and external sources of liquidity, and any unused sources of liquid assets. Refer to Item 303(b)(1)(i) of Regulation S-K.

Response: We have added the following paragraph in Amendment #1:

We will continue to fund business operations through sales of our products and services, additional financings, and the exercise of warrants being registered in this registration statement which we believe will be exercised in whole or in part over the next twelve to eighteen months.

HUMBL Marketplace, page 36

3.	You state you have launched your NFT Marketplace to issue NFTs (non-fungible tokens) that allow entities and individuals to monetize their digital images, multimedia, content and catalogues on the blockchain. You also state that you will work with clients to create, list and sell their NFTs. In connection with these efforts, please disclose the following:

●	To the extent you are or intend to offer and sell NFTs in the United States or to U.S. persons on your NFT Marketplace, please provide us with your legal analysis that the NFTs monetized on your marketplace are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities.
Please revise your Risk Factors section by describing the attendant risks.
●	Explain to us how your marketplace operates and your role in it; and
●	Clarify your current and intended future role in the creation of the NFTs or any digital assets, as we note your disclosure around beta testing to mint NFTs.

Response: We have updated our NFT marketplace disclosures and Risk Factors in Amendment #1 to the Amended Registration Statement to address the Commission’s comments regarding our NFT marketplace. HUMBL does not conduct any marketing of NFTs as investments and does not allow the listing of any NFTs that provide for asset fractionalization, have equity or debt components, or have other features that would make such NFTs likely to be considered securities. Our NFT marketplace is strictly for digital art and collectibles. HUMBL provides a marketplace for artists and athletes to connect online in the sale of digital collectibles to fans and collectors and provides a rigorous set of terms and conditions that govern what can and cannot be listed on the marketplace. We currently review all listings to screen for graphic content, potential intellectual property rights violations, and potential securities law violations. The NFT marketplace is operated through a third-party marketplace plug-in (OpenSea), electronic wallet extensions (such as MetaMask), and the Ethereum blockchain. Users participate in the NFT marketplace by linking their digital wallets to our platform and engaging (e.g., buying, selling, bidding) with the NFTs listed on our platform. The services provided by HUMBL are administrative. HUMBL is a platform and does not act as a broker, financial institution, or creditor. We facilitate transactions between the buyer and seller in the auction/sale process but we are not a party to any agreement between the buyer and seller or between any users.

We receive revenue from the NFT marketplace in two ways. First, for some clients HUMBL provides design services to help artists, athletes and entertainers create NFTs to be sold to their fans. In these circumstances HUMBL typically receives a flat fee for providing such services that is paid out of the sales price of the NFT. The size of the fee depends on the scope and complexity of the design services provided. Second, HUMBL receives a transaction fee each time an NFT sells on the NFT marketplace.

Art and physical collectibles are generally not considered to be securities. Our NFT marketplace is only for art and digital collectibles and thus we do not believe the NFTs sold on our marketplace would be considered securities (needless to say, any given NFT would have to be analyzed based on specific facts). The NFTs sold on our marketplace are essentially finished products whose value is determined at the time of the sale. For such NFTs to maintain or appreciate in value, there is typically no expectation or need for third parties to extend managerial efforts that will enhance the value of the NFT, a key component of the Howey Test. As noted by the SEC staff in its 2019 Framework for “Investment Contract” Analysis of Digital Assets (https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets): “Price appreciation resulting solely from external market forces (such as general inflationary trends or the economy) impacting supply and demand for an underlying asset generally is not considered ‘profit’ under the Howey Test.” In other words, an NFT is not a security simply because it can increase in value. Our marketplace does not allow NFTs that represent a fractionalized interest in an asset, an interest in future income streams or other similar features that could be considered an investment contract. We believe the appropriate regulatory framework for our NFT marketplace is the same as would be used for an online marketplace for art or trading cards.

HUMBL has conducted beta testing of a token engine that would allow customers to mint and publish their own NFTs with lower gas fees and potentially lower environmental output than Ethereum mainnet minting. This service is not currently available to customers.

HUMBL, Inc. Unaudited Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020

Notes to Consolidated Financial Statements Note 5.

Fixed Assets and Goodwill, page F-34

4.	Referencing the impairment expense of $12.1 million recognized for the nine months ended September 30, 2021, please disclose the facts and circumstances leading to the goodwill impairment, the amount of the impairment loss for each reporting unit, and the method for determining fair value for the associated reporting unit. Refer to ASC 350-20- 50.

Response: The Company had completed a discounted cash flow model that indicated the necessary impairment loss to bring the goodwill to its noted fair value as of September 30, 2021. When the acquisition of Tickeri, Inc. was made on June 3, 2021, there were other qualitative factors that formed the Company’s decision to acquire Tickeri, including the fact that we brought on a CTO for the Company. As noted in ASC 350-20-50 and updated in the Company’s interim financial statements, the goodwill impairment is necessary as the fair value of Tickeri was less than the stated book value of the goodwill at the time of the transaction.

The Company classifies all of the Ticketing in the Marketplace segment, so 100% of the impairment was attributable to this operating segment. None of the other segments had recognized impairment for the periods presented.

Notes to Pro Forma Consolidated Financial Statements

Note C - Pro Forma Weighted Average Shares Outstanding, page F-89

5.	Please tell us and disclose how you determined the pro forma adjustments to the number of shares issued and outstanding for HUMBL, Inc. to determine the pro forma weighted average shares outstanding used to calculate pro forma basic and diluted earnings (loss) per share for the periods presented. Refer to Rule 11-02(a)(9) of Regulation S-X.

Response: The pro forma weighted average shares outstanding was calculated based on taking the weighted averages shares outstanding from the beginning period date of March 31, 2021 and adjusting for the pro forma adjustments as noted in the balance sheet. As comment number 6 below has requested we update our pro forma’s through September 30, 2021, we no longer will be presenting a pro forma balance sheet, so we have expanded Note C to incorporate the calculation of the weighted average shares.

Unaudited Pro Forma Balance Sheet at March 31, 2021, page F-90

6.	A pro forma balance sheet is not required for the acquisitions of Tickeri and Monster as their financial results are included in HUMBL’s unaudited historical balance sheet at September 30, 2021. Please remove the pro forma balance sheet. Refer to Rule 11- 02(c)(1) of Regulation S-X.

Response: We have removed this pro forma balance sheet in Amendment #1

Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2021, page F-92

7.	Please update to include a pro forma consolidated statement of operations for the nine months ended September 30, 2021. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

Response: We have updated the pro forma consolidated statement of operations to include the nine months ended September 30, 2021 as opposed to the three months ended March 31, 2021.

Consent of Independent Registered Public Accounting Firm

Exhibit 23.1, page 1

8.	Please have your independent auditors provide their firm name on their consent.

Response: We have had the independent auditors provide their firm name on their consent in Amendment #1.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at brian@humblpay.com.

Sincerely,

/s/ Brian Foote
Brian Foote, CEO

cc: Ernest M. Stern, Esq. (w/encl.)
Encl.